

Mail Stop 6010

September 28, 2007

Robert M. Bernstein, Chief Executive Officer
Material Technologies, Inc.
11661 San Vincente Boulevard, Suite 707
Los Angeles, California 90049

> **Re: MATERIAL TECHNOLOGIES, INC.**
> **Item 4.01 Form 8-K/A filed September 25, 2007**

Dear Mr. Bernstein:

In connection with our review of Material Technologies, Inc.'s Form 8-K/A filed September 25, 2007 we have the following additional accounting comments.

Item 4.01 Form 8-K/A dated September 19, 2007 filed September 25, 2007

1. We re-issue our comment 2 in our letter dated September 25, 2007. Please note, if you have been advised as to any such reportable events by your auditors, your are required to provide the information required by Item 304(a)(1)(v) of Regulation S-K. We note that the company does report material weaknesses in their Form 10-KSB for the period ending December 31, 2006 and Form 10-QSB for the periods ending March 31, 2007 and June 30, 2007.

2. Please provide us with any letter or written communication to and from KMJ Corbin and Company LLP regarding any disagreements or reportable events (as defined by Item 304 of Regulation S-K) to management or the Audit Committee.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K. We note that the From 8-K/A filed September 25, 2007 did not contain an updated Exhibit 16 letter.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at 202 551-3618 or Angela J. Crane, Accounting Branch Chief at 202 551-3554. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Dennis C. Hult
Staff Accountant